

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 23, 2012

BY FAX AND U.S. MAIL

Mary Jo Ardington
Associate General Counsel
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

> Re: Lincoln National Variable Annuity Account C
>   Initial Registration Statement on Form N-4
>   File Nos. 333-179107; 811-03214

Dear Ms. Ardington:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on January 20, 2012. The registration statement received a selective review based upon your representations in your January 20, 2012 transmittal and cover letters that the filing is in many respects similar to individual variable annuity contracts (the InvestmentSolutions Contracts) issued by Lincoln National Life Insurance Company ("Lincoln") and Lincoln Life Variable Annuity Account N that was previously reviewed by the staff (File No. 333-172328). Based on our review, we have the following comments. Page numbers listed are based on the marked courtesy copy of the filing provided to the staff.

1. **General Comment**

    Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the optional feature or whether the company will be primarily responsible for paying out on any guarantees associated with the optional feature.

2. **Front Cover** (p. 1)

    a. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

    b. Please put the following sentence in bold type: "The fixed account is not available at this time."

3. **Fees and Expenses Table**

   a. *Total Annual Fund Operating Expenses* (pp. 6-7). Provide updated fund operating expenses table for Commission staff review. Also confirm to the staff that no fee waivers or reimbursements are included unless appropriately reflected in the total fund operating expenses table.

   b. *Expense Example* (p. 8). Please confirm supplementally that: (1) the example reflects the most expensive combination of contract options and (2) any fee waivers contained in the expenses table and footnotes will only be reflected in the example for the term of the waivers.

4. **Summary of Common Questions** (p. 8)

   a. Please amend the second sentence of the first paragraph of this section to clarify that the fixed account is not currently available. Also, in the last full paragraph on page 9, please include disclosure that the fixed account is not currently available.

   b. The first paragraph of this section refers to the fact that certain riders, benefits, service features, and enhancements may not be available in all states. Please ensure that all material state variations are explained in the prospectus; explain to the staff supplementally any state variations.

   c. When discussing "guaranteed" benefits, please include disclosure that any guarantees are dependent on the claims paying ability of the company.

5. **Charges and Deductions** (p. 15)

   Please bold the following sentence in the second full paragraph on page 17: "Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed."

6. **Guaranteed income Benefit with *i4LIFE* Advantage** (pp. 34-35)

   Please bold the following sentence in the middle of page 35: "Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed."

7. **Non-Standard Performance**

   Confirm that if Lincoln intends to provide "non-standardized performance," and if optional riders are included in the non-standardized performance as part of this contract, then as required by item 21 of Form N-4, the deferred sales charge is included.

8. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this amendment.

9. **Powers of Attorney**

Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

10. **Tandy Representations**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Alberto H. Zapata
Senior Counsel
Office of Insurance Products